Webuy Global Ltd

April 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Mr. Scott Anderegg

Re:	Webuy Global Ltd
Registration Statement on Form F-1, as amended (File No. 333- 278744)
Request for Acceleration of Effectiveness

Dear Mr. Anderegg:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Webuy Global Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on April 29, 2024, or as soon thereafter as practicable.

Very truly yours,

Webuy Global Ltd

By:	/s/ Bin Xue
Name:	Bin Xue
Title:	Chief Executive Officer